Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: February 1, 2024

Oklo Enters into Land Rights Agreement to Advance Deployment of Two Powerhouses in Southern Ohio

•	Agreement represents a significant step towards the deployment of two powerhouses, building on last year’s announcement of a non-binding MOU with SODI.
•	The land is revitalized by the DOE and deeded to or expected to be deeded to SODI as a community reuse organization for purposes of economic development.

PIKETON, Ohio & SANTA CLARA, Calif. – Oklo Inc. (“Oklo”), an advanced fission technology and nuclear fuel recycling company, is pleased to announce the signing of an Option and Right of First Refusal to Purchase Real Estate (the “land rights agreement”) with the non-profit Southern Ohio Diversification Initiative (“SODI”) for land including options for the siting of two powerhouses.

Oklo has a partnership with Southern Ohio Diversification Initiative at the DOE Piketon

Site for its second and third commercial plants (Image: Oklo)

This agreement is an extension of Oklo and SODI’s announcement in May 2023, related to the deployment of two powerhouses and signifies progress toward siting development and implementation.

The procurement of land at SODI is a major next step for deployment of the two announced powerhouses, playing a key role in making the region a critical hub for the future of the U.S. nuclear industry.

Subject to the terms and conditions of the land rights agreement and in exchange for an upfront fee, which will be credited toward any purchase by Oklo under the land rights agreement, SODI has granted Oklo an option and right of first refusal to purchase land in Southern Ohio from SODI.

SODI is a nonprofit community improvement corporation and serves as the DOE-designated community reuse organization for the former Portsmouth Gaseous Diffusion Plant (“PORTS”) facility near Piketon, Ohio. SODI’s mission is to improve the quality of life for citizens of Jackson, Pike, Ross and Scioto Counties through economic diversification and the development of underutilized land and facilities on the PORTS facility site. Upon completion of the remediation of land at PORTS, the DOE allocates the revitalized land to SODI for use in economic development. By collaborating with SODI, Oklo reinforces its dedication to local community engagement, economic development, and environmental stewardship.

“We see incredible potential in the Piketon region, both in its talent and infrastructure, and we deeply value partnering with SODI and collaborating with the local community,” said Jacob DeWitte, Oklo’s co-founder and CEO. “We are also greatly appreciative to the efforts of the DOE Office of Environmental Management in making these public-private partnerships possible.”

“Oklo’s land purchase agreement further brings into focus the potential for transformative impact the redevelopment of this site can have on our energy infrastructure and the reinvigoration of our community,” said Steven Shepherd, Executive Director of SODI. “We appreciate our strong partnership with Oklo and look forward to continuing to work with them to bring more jobs and economic opportunity to the region.”

The collaboration between Oklo and SODI, enabled by the DOE’s efforts, derives from the prospective power of public-private partnerships in driving forward the next generation of energy solutions. This agreement marks a significant step forward in Oklo's commitment to deploying clean, reliable, and affordable energy solutions.

About Oklo Inc.: Oklo is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission, and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. National Laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (“AltC”) (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

About AltC Acquisition Corp.: AltC Acquisition Corp. was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “commitment,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expected market opportunity for Oklo and the potential benefits of Oklo’s relationship with SODI, including its potential to bolster Oklo’s recent MOU with Centrus Energy Corp., and the consummation of the proposed business combination between Oklo and AltC. These forward-looking statements are based on information available to us as of the date of this news release and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties, and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions about Oklo that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the Securities and Exchange Commission (“SEC”) by AltC. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipates that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC has filed a registration statement on Form S-4 (as amended, and may be further amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus/consent solicitation statement to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction (the “Special Meeting”), as these documents contain and will contain important information about AltC, Oklo and the proposed transaction.

Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the Special Meeting. Information regarding persons such persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the Special Meeting, is set forth in the preliminary proxy statement/prospectus/consent solicitation statement.

Information about the directors and executive officers of Oklo and a description of their direct or indirect interests is set forth in the sections entitled “Certain Relationships and Related Party Transactions – Oklo’s Related Person Transactions” and “Interests of Certain Persons in the Business Combination” included in the Registration Statement.

Information about the directors and executive officers of AltC, a description of their direct or indirect interests and their beneficial ownership of AltC’s capital stock is set forth in the sections entitled “Other Information about AltC – Management, Directors and Executive Officers,” “Certain Relationships and Related Party Transactions – AltC’s Related Person Transactions,” “Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Securities” included in the Registration Statement. The most recent amendment to the Registration Statement was filed on January 30, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1849056/000110465924007900/tm2324337-10_s4a.htm.

Shareholders, potential investors, and other interested persons should read the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact for Oklo:
media@oklo.com
Felipe Ucrós / Michael Landau
Gladstone Place Partners
(212) 230-5930

Investor Contact for Oklo:
Caldwell Bailey / Eduardo Royes
ICR, Inc.
OkloIR@icrinc.com